EXHIBIT 99.1

School Specialty, Inc.

Schedule II - Valuation and Qualifying Accounts

Fiscal Years Ended April 27, 2002, April 26, 2003 and April 24, 2004

Description	Date	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Period	Date
Allowance for doubtful accounts	April 28, 2001 April 27, 2002 April 26, 2003	3,523,000 2,719,000 3,796,000	(663,000 793,000 409,000)	765,000 934,000 2,623,000	(a) (a) (a)	(906,000 (650,000 (201,000	)(b) )(b) )(b)	2,719,000 3,796,000 6,627,000	April 27, 2002 April 26, 2003 April 24, 2004

Restructuring reserve	April 28, 2001 April 27, 2002 April 26, 2003	2,513,000 863,000 457,000	— — —	— — —		(1,650,000 (406,000 (216,000	) ) )	863,000 457,000 241,000	April 27, 2002 April 26, 2003 April 24, 2004

(a)	Allowance for doubtful accounts acquired in purchase acquisitions.
(b)	Represents write-offs of uncollectable accounts receivable offset by recoveries of previously written-off accounts receivable.